UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)

MOVE, INC. (MOVE)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

62458M108
(CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

1	NAME OF REPORTING PERSONS The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 459,580 common shares (1.2%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 459,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 459,580; for all reporting persons as a group, 2,358,397 shares (5.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 1.2%; for all reporting persons as a group 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,430,620 common shares (3.6%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,430,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,430,620; for all reporting persons as a group, 2,358,397 shares (5.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 3.6%; for all reporting persons as a group 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The D3 Family Canadian Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 135,484 common shares (0.3%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 135,484
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 135,484; for all reporting persons as a group, 2,358,397 shares (5.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.3%; for all reporting persons as a group 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 332,713 common shares (0.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 332,713; for all reporting persons as a group, 2,358,397 shares (5.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.8%; for all reporting persons as a group 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,358,397 common shares (5.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,358,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,358,397; for all reporting persons as a group, 2,358,397 shares (5.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.9%; for all reporting persons as a group 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 332,713 common shares (0.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 332,713
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 332,713; for all reporting persons as a group, 2,358,397 shares (5.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.8%; for all reporting persons as a group 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAME OF REPORTING PERSONS David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,358,397 common shares (5.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,358,397
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,358,397; for all reporting persons as a group, 2,358,397 shares (5.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.9%; for all reporting persons as a group 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

                This Amendment No.12 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D with respect to the shares of common stock (the “Common Stock”) of Move Inc. (“MOVE” or the “Company”) previously filed by or on behalf of the Reporting Persons (as defined below), as previously amended (collectively, the “Schedule 13D”), by supplementing such Items with the information below.

The names of the persons filing this Amendment (collectively, the “Reporting Persons”) are:  The D3 Family Fund, L.P. (the “Family Fund”), The D3 Family Bulldog Fund, L.P. (the “Bulldog Fund”), The D3 Family Canadian Fund, L.P. (the “Canadian Fund”), The DIII Offshore Fund, L.P. (the “Offshore Fund”), Nierenberg Investment Management Company, Inc. (“NIMCO”), Nierenberg Investment Management Offshore, Inc. (“NIMO”) and David Nierenberg (“Mr. Nierenberg”).

Item 5.  Interest in Securities of the Issuer.

(a)            The Reporting Persons, in the aggregate, beneficially own 2,358,397 shares of Common Stock, constituting approximately 5.9% of the outstanding shares.

(b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 459,580 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,430,620 shares of Common Stock held by the Bulldog Fund.

The Canadian Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 135,484 shares of Common Stock held by the Canadian Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 332,713 shares of Common Stock held by the Offshore Fund.

(c)           Since our last filing the following sales of shares of Common Stock were made by the Reporting Persons named below in open market transactions:

Fund	Trade Date	QTY	Price
D3 Family Fund, LP	06/18/2013	311	12.31
D3 Bulldog Fund, LP	06/18/2013	925	12.31
D3 Family Canadian Fund, LP	06/18/2013	122	12.31
DIII Offshore Fund, LP	06/18/2013	242	12.31
D3 Family Fund, LP	06/27/2013	19,151	12.30
D3 Bulldog Fund, LP	06/27/2013	56,864	12.30
D3 Family Canadian Fund, LP	06/27/2013	7,504	12.30
DIII Offshore Fund, LP	06/27/2013	14,881	12.30
D3 Family Fund, LP	06/28/2013	487	13.00
D3 Bulldog Fund, LP	06/28/2013	1,445	13.00
D3 Family Canadian Fund, LP	06/28/2013	190	13.00
DIII Offshore Fund, LP	06/28/2013	378	13.00
D3 Family Fund, LP	07/03/2013	945	13.07
D3 Bulldog Fund, LP	07/03/2013	2,807	13.07
D3 Family Canadian Fund, LP	07/03/2013	370	13.07
DIII Offshore Fund, LP	07/03/2013	735	13.07
D3 Family Fund, LP	07/05/2013	553	13.10
D3 Bulldog Fund, LP	07/05/2013	1,643	13.10
D3 Family Canadian Fund, LP	07/05/2013	217	13.10
DIII Offshore Fund, LP	07/05/2013	430	13.10
D3 Family Fund, LP	07/08/2013	186	13.15
D3 Bulldog Fund, LP	07/08/2013	552	13.15
D3 Family Canadian Fund, LP	07/08/2013	73	13.15
DIII Offshore Fund, LP	07/08/2013	145	13.15
D3 Family Fund, LP	07/16/2013	26,906	13.49
D3 Bulldog Fund, LP	07/16/2013	81,059	13.49
D3 Family Canadian Fund, LP	07/16/2013	10,386	13.49
DIII Offshore Fund, LP	07/16/2013	20,493	13.49
D3 Family Fund, LP	07/17/2013	4,845	13.73
D3 Bulldog Fund, LP	07/17/2013	14,595	13.73
D3 Family Canadian Fund, LP	07/17/2013	1,870	13.73
DIII Offshore Fund, LP	07/17/2013	3,690	13.73
D3 Family Fund, LP	07/18/2013	14,667	13.79
D3 Bulldog Fund, LP	07/18/2013	44,188	13.79
D3 Family Canadian Fund, LP	07/18/2013	5,662	13.79
DIII Offshore Fund, LP	07/18/2013	11,172	13.79
D3 Family Fund, LP	07/19/2013	3,742	13.72
D3 Bulldog Fund, LP	07/19/2013	11,275	13.72
D3 Family Canadian Fund, LP	07/19/2013	1,444	13.72
DIII Offshore Fund, LP	07/19/2013	2,850	13.72
D3 Family Fund, LP	07/22/2013	9,116	13.72
D3 Bulldog Fund, LP	07/22/2013	27,465	13.72
D3 Family Canadian Fund, LP	07/22/2013	3,519	13.72
DIII Offshore Fund, LP	07/22/2013	6,944	13.72

                        No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Bulldog Fund, L.P., and D3 Family Canadian Fund, L.P.
By: Nierenberg Investment Management Company, Inc.
July 25, 2013	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
DIII Offshore Fund, L.P. By: Nierenberg Investment Management Offshore, Inc.
July 25, 2013	Its: General Partner By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Company, Inc.
July 25, 2013	By: /s/ David Nierenberg David Nierenberg, President
Nierenberg Investment Management Offshore, Inc.
July 25, 2013	By: /s/ David Nierenberg David Nierenberg, President
July 25, 2013	/s/ David Nierenberg David Nierenberg